

FAR SIGHT TECHNOLOGY

Rail Vision

DISCLAIMERS

This presentation and oral statements made regarding the subject of this presentation contain “forward-looking statements” that involve substantial risks and uncertainties. Such statements include, without limitation, references to the Company’s predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. Forward-looking statements include, but are not limited to, statements about: our lack of operating history; our current and future capital requirements; our ability to manufacture, market and sell our products and to generate revenues; our ability to maintain our relationships with key partners and grow relationships with new partners; our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property; our ability to launch and penetrate markets in new locations and new market segments; our ability to retain key executive members and hire additional personnel; our ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; our ability to achieve greater regulatory compliance needed in existing and new markets; the overall demand for passenger and freight transport; our ability to achieve key performance milestones in our planned operational testing; and acceptance of our business model by investors. In some cases, you can identify forward-looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are cautioned not to place undue reliance on forward-looking statements. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the “Risk Factors” section included in our most recently filed Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as otherwise indicated, the forward-looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws.

This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us.

INTRO -----

ABOUT US



Nasdaq

2016

Year founded

50+

Team members
(Mainly R&D)

37

Patents at different stages
(26 registered)

INHOUSE TECH

Electro-Optics, Artificial intelligence
and Big Data analysis

RAIL FOCUSED

Driver assistant systems
for railroad operations

STRATEGIC PARTNER

KNORR-BREMSE



INTRO -----

USA ISSUES

950

Rail fatalities [1]

3,000

Train accidents [2]

6,400

Non-fatal rail injuries [3]

1,000

Train derailments [4]

/ INFORMATION REFLECTS USA RAIL STATISTICS DURING 2022

INTRO -----

HUMAN CAUSE



Poor Eye
Sight

Limited Human
Resources

Harsh
Environment

Loss of
Attention

INTRO -----

INADEQUATE CURRENTLY IN MARKET



Incompatible
automotive technology

Poor visibility
challenging conditions

Inferior tech
low resolution short ranges

Radiation
LiDAR and radar

RAIL VISION SOLUTION

SOLUTION -----

RAIL VISION PRODUCTS

- Multi sensor design obstacle detection & classification
- Diverse weather conditions vision capabilities
- MainLine extended visual range up to 1.2 miles
- Shunting yard front to back visual coverage
- Shunting yard wide view coupling camera
- Visual and acoustic alerts
- 24/7 operations 365 days a year
- SIL 0 compliant


SHUNTING YARD
MAIN LINE

LOW LIGHT ABILITY

Our low-light abilities turn night into day


14017675912132
System View
Drivers View

MAN AT 1140M

Man at 1,140m / 1,250 Yards


10:08:46.841
Person at
1143m
Impact Time:
--
77
km/h
v0.4.2.1

DETECTION IN FOG

Car at 692m / 755 Yards


06:33:26.617
Car at
692m
Impact Time:
--
--
km/h
v0.4.2.1

D.A.S.H - DETECT. ANALYZE. SECURE. HARNESS

- SaaS platform designed to complement Rail Vision's MainLine and Shunting Yard products
- Integrates effortlessly with existing and future big data platforms, creating a synergistic environment for data analysis
- Enables operators to make informed decisions, ensuring safety and operational efficiency
- Comprehensive data analysis and reporting tools assists with reducing downtime and lowering operational costs


Rail Vision
Date
Last 15 days
Device
Bobo
Classification
All
Clear
Search
Devices
Events
Train routes
Users
Events for the last 8 days
Total 168
General 60
Train 8
Animal 50
Vehicle 50
Aug 12
Agust 20
Incident Classification
Speed
Distance
Location
Time
Person, Train
120 Km/h
100M
(N/A)
7/22/24, 3:45:41 PM
5 sec
Person, Train
120 Km/h
100M
Near Ramat Hasharon Interchange
7/22/24, 3:45:41 PM
5 sec
Person, Train, Lorem Ipsum
80 Km/h
100M
(N/A)
7/22/24, 3:45:41 PM
5 sec
7/22/24, 3:45:41 PM

VALUE PROPOSITION

Assure Business Continuity

Reduce Operational Expenses

Increase Locomotive Efficiency

Improve All around Safety

MARKET OPPORTUNITY -----

GROWING MARKET SIZE



- Global autonomous train market valued at $9.82 billion in 2023, with a CAGR of 5.9% expected through 2030 [7]
- Driver Assistance Systems market valued at $9.5B in 2023, projected to reach $15.1B by 2034 with a 4.24% CAGR [8]

MARKET TRENDS



- Global rail networks expansion [9]
- Increasing demand for safety and operational efficiency [10]
- Enhanced research and innovation concerning AI in railway [11]
- Rising adoption of AI technology and cloud-based services in railway [12]

MARKET TRACTION


1306
1306

ISRAELI RAILWAYS TEN SYSTEMS DEAL

Deal for 10 MainLine systems with Israel railways. Substantial potential for growth in the near future

DEPLOYMENT IN PROGRESS



$1,000,000 DEAL IN NORTH AMERICA

A Leading US-Based Rail & Leasing Services Company orders ShuntingYard product an order of $1 million and option for additional for up to $5 million

DEPLOYMENT IN PROGRESS



SIGNIFICANT GLOBAL PILOTS

- Loram - a global railroad maintenance equipment and services provider purchased a ShuntingYard system
- A Class 1 US-Based operator purchased a ShuntingYard system
- $500,000 Contract with a leading Latin America mining company which purchased a MainLine system and additional services
- A Leading Central America Freight Rail Operator purchased a ShuntingYard system



UNLOCKING INDIA'S RAILWAY INDUSTRY

- MOU signed with Sujan Ventures to penetrate the Indian rail sector
- Targeting ~15,000 locomotives in one of the world's largest rail networks
- Positioned for potential inclusion in major government tenders and long-term growth

OFFERINGS

1

PRODUCTS

- MainLine
- ShuntingYard
- DASH (web application)

2

SERVICES

- System updates
- Parts and repairs
- Support

3

BIG DATA

- Machine learning analysis
- Predictive maintenance
- Fleet supervision

4

MISCELLANEOUS

- 3rd party integrations
- Taylor fitting add-ons
- Features and modules

SUMMARY

1

PRODUCTS

In use today with global railway companies including:

- Railroad companies
- Shunting yard operators
- Service business
- Mining corporations

2

MARKET

- Multi-billion dollar market
- Steady ~5% CGAR incline
- Riding on the AI trend
- Blue Ocean - Only one with a product

3

LONG-TERM

- Continuously improving
- Robust product
- Cloud services for data analysis
- Best in class vendors



FINANCIAL DATA

- Approximately $100 million has been invested in the Company since inception
- Secured during 2024 and Q1 of 2025 over $34 million* in gross proceeds to fuel its business through various financing transactions
- $9.7 million net cash flow used in operating activities in the year ended December 31, 2024.
- $17.5 million cash balance as of December 31, 2024

* From issuance of shares and warrants and exercise of warrants

Rail Vision

GET IN

Address: 15 Ha'Tidhar St. POB 2155
Raanana, Israel 4366517

Phone: +972(0)9-9577706
Email: invest@railvision.io

REFERENCES

1. Interactive Rail Safety Map: See Derailments in Communities Across the U.S. - National League of Cities (nlc.org)
2. Rail accidents in the U.S. 2022 | Statista
3. Railroad Deaths and Injuries - Injury Facts (nsc.org)
4. U.S. Railroad Accident Statistics | Property Damage & Injuries (railroadclaims.com)
5. Railway safety statistics in the EU (ec.europa.eu/eurostat)
6. Rail Service Interruption Could Cost Economy $2 Billion per Day - Association of American Railroads (aar.org)
7. Autonomous Train Market Size, Share & Trends Report, 2030 (www.grandviewresearch.com)
8. Global Driver Assistance Systems For Locomotives Market Overview And Statistics For 2024-2033 (einpresswire.com)
9. Railway System Market Size to Generate $42.4 Billion by (globenewswire.com)
10. NTSB Staffing up for Safety - Railway Track and Structures (rtands.com)
11. Railway industry companies are increasingly innovating in artificial intelligence - Railway Technology (railway-technology.com)
12. A literature review of Artificial Intelligence applications in railway systems - ScienceDirect